File No. 70-9319

                   SECURITIES AND EXCHANGE COMMISSION
                         450 FIFTH STREET, N.W.
                         WASHINGTON, D.C.  20549
               __________________________________________
                           AMENDMENT NO. 2 TO
                    FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________
                              Cinergy Corp.
                        Cinergy Investments, Inc.
                     Cinergy Global Resources, Inc.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202
                (Name of companies filing this statement
              and addresses of principal executive offices)
                              Cinergy Corp.
             (Name of top registered holding company parent)
                           William L. Sheafer
                      Vice President and Treasurer
                              Cinergy Corp.
                             (address above)
                 (Name and address of agent of service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                  William T. Baker, Jr.
Associate General Counsel            Thelen, Reid & Priest LLP
Cinergy Corp.                        40 West 57th Street
(address above)                      New York, New York  10019

The application-declaration in this proceeding, as previously amended, is hereby amended and restated in its entirety as set forth below.

Item 1.     Description of Proposed Transactions

     Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its direct wholly-owned nonutility subsidiaries, Cinergy Investments, Inc., a Delaware corporation ("Cinergy Investments"), and Cinergy Global Resources, Inc., a Delaware corporation ("Cinergy Global Resources"), propose to establish one or more special-purpose subsidiaries from time to time through December 31, 2003 ("Authorization Period") to hold Cinergy's direct or indirect interests in any or all of Cinergy's existing and future nonutility businesses (excluding certain existing nonutility interests held by Cinergy's utility subsidiaries). Applicants also seek authority for various related transactions over the same period.

     A.   Background

     By order dated September 21, 1995 as supplemented by order dated
March 8, 1996, HCAR Nos. 26376 and 26486 (collectively, "Project Parent Order"), Cinergy and Cinergy Investments were granted authority, from time to time through December 31, 1999, (i) to acquire directly or indirectly in one or more transactions the securities of one or more special-purpose subsidiaries organized to engage directly or indirectly, and exclusively, in the business of acquiring, owning and holding the securities of, and/or providing services to, one or more foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs" and, together with FUCOs, "Exempt Projects"), and (ii) to invest in and issue guarantees in respect of such special-purpose subsidiaries, provided that Cinergy's total investment therein together with any investments in Exempt Projects did not exceed a specified ceiling, recently increased to 100% of Cinergy's consolidated retained earnings (see order dated March 23, 1998 in File No. 70-9011, HCAR No. 26848 ("100% Order")).

     Under the Project Parent Order, then, Cinergy has authority to form special-purpose subsidiaries to acquire and hold interests in certain nonutility subsidiaries -EWGs and FUCOs exclusively. The Project Parent Order predates both the Telecommunications Act of 1996 - including the provisions thereof amending the Act with respect to "exempt telecommunications companies" ("ETCs") - and the Commission's adoption of rule 58 in 1997. By virtue of these developments, any registered holding company (1) may establish special-purpose subsidiaries without prior Commission approval to acquire and hold interests (a) exclusively in one or more ETCs or (b) subject to the aggregate investment limitation prescribed therein, exclusively in one or more "energy-related companies" within the meaning of rule 58 under the Act (each a "Rule 58 Company"), but (2) may not, without prior Commission approval, form special-purpose subsidiaries to acquire and hold interests in both ETCs and Rule 58 Companies (much less ETCs, Rule 58 Companies and Exempt Projects) - even though in each case the underlying nonutility companies may be formed or acquired without prior Commission authorization and are otherwise entirely or substantially exempt from Commission regulation.

     The primary purpose of this filing is to expand the scope of the authorization granted in the Project Parent Order so that, among other things, Cinergy may organize special-purpose subsidiaries not merely to hold interests in Exempt Projects but also to hold interests in any combination of Exempt Projects, ETCs, Rule 58 Companies and/or nonutility subsidiaries formed pursuant to specific prior or future Commission orders (such as Cinergy Solutions, Inc.). For example, Cinergy Global Resources, which holds Cinergy's international nonutility businesses, may determine in a given case, based on business and other considerations, to establish a special-purpose subsidiary exclusively to acquire and hold securities of one or more foreign ETCs and FUCOs; likewise, Cinergy Investments, which holds Cinergy's domestic nonutility businesses, may wish to establish a special-purpose subsidiary exclusively to acquire and hold securities of one or more Rule 58 Companies and domestic EWGs. Although in each of these examples the underlying nonutility businesses are completely or largely exempt from Commission jurisdiction, formation of a single intermediate subsidiary exclusively to hold these different types of exempt businesses requires prior Commission approval.

     In more basic terms, the proposed transactions are intended to give Cinergy greater flexibility in holding and managing its exempt and authorized nonutility businesses, so that Cinergy may operate these businesses in the most efficient manner. In that regard, the benefits to Cinergy from using intermediate subsidiaries to hold its nonutility businesses - such as optimization of tax and accounting efficiencies and greater insulation of Cinergy and its utility subsidiaries from potential direct losses from these investments - apply no less when the intermediate subsidiary holds securities of a variety of different types of nonutility companies (ETCs, Rule 58 Companies, Exempt Projects, etc.) than when it holds securities of a single type./1/

     The Commission has granted similar authority to The Southern
Company./2/

     B.   Overview of Requested Authorization

     Specifically, to the extent not otherwise exempt under the Act, Applicants request authority over the Authorization Period to organize and hold securities of one or more special-purpose subsidiaries (each an "Intermediate Parent") to be formed for the exclusive purpose of acquiring, owning and holding, directly or indirectly (including through one or more additional Intermediate Parents), securities of or interests in, and/or providing services to, any or all of Cinergy's existing and future nonutility associate companies (other than existing nonutility interests held by Cinergy's utility subsidiaries), consisting of Cinergy's interests in:

     1.   existing and future EWGs and FUCOs;/3/

     2. special-purpose subsidiaries formed pursuant to the Project Parent Order prior to the date of the Commission's order in this proceeding (hereinafter "EWG/FUCO Project Parents");/4/

     3.   existing and future ETCs;/5/

     4.   existing and future Rule 58 Companies;/6/ and/or

     5. other nonutility companies (i.e., not falling within any of the preceding categories "1" through "4"), namely, nonutility companies in which Cinergy (i) holds an interest pursuant to prior orders of the Commission issued in separate proceedings,/7/ or (ii) hereafter acquires (or is authorized to retain/8/) an interest pursuant to one or more (a) orders of the Commission issued in subsequent proceedings or (b) exemptions from the requirement of prior Commission approval subsequently adopted under the Act (collectively, "Authorized Companies" and, together with the companies included in the preceding categories "1" through "4," the "Nonutility Companies").

     Authorization is also requested for various transactions ancillary to the formation of Intermediate Parents, including (i) issuance by Cinergy of guarantees in respect of obligations of Intermediate Parents and Nonutility Companies (and certain other system companies), and (ii) declaration and payment of dividends out of capital or unearned surplus by Intermediate Parents and Nonutility Companies, all as described below.

     Applicants propose that, upon issuance of the requested order, certain outstanding orders be superseded, in whole or in part, or amended./9/

     Finally, a small number of Cinergy's nonutility interests are held by Cinergy's principal utility subsidiaries, The Cincinnati Gas & Electric Company ("CG&E") and PSI Energy, Inc. ("PSI"). These interests are excluded from the definition of "Nonutility Companies" set forth above and therefore Cinergy is not proposing that Intermediate Parents would acquire and hold securities of these entities. (However, the three CG&E/PSI nonutility subsidiaries - KO Transmission Company ("KO"), Tri-State Improvement Company ("Tri-State") and South Construction Company, Inc. ("South Construction") - are within the scope of the provisions of this application concerning issuance by Cinergy of guarantees and payment of dividends out of capital or unearned surplus.)

     C.   Existing Nonutility Subsidiaries of Cinergy

     Cinergy is an electric and gas holding company, with five direct wholly-owned subsidiaries (see exhibit H): (1) PSI, an Indiana corporation and electric utility company that provides retail electric service in north central, central and southern Indiana; (2) CG&E, an Ohio corporation and electric and gas holding company and combination utility that (together with its utility subsidiaries) provides retail gas and electric service in the southwestern portion of Ohio and adjacent areas of Indiana and Kentucky;/10/ (3) Cinergy Services, Inc. ("Cinergy Services"), Cinergy's service company subsidiary that provides a variety of support services to Cinergy's utility and nonutility subsidiaries; (4) Cinergy Investments, formed in 1994 pursuant to the authority granted in the Merger Order referred to below originally to act as a holding company for substantially all of Cinergy's nonutility businesses, but which now, as a result of the 1998 nonutility businesses restructuring transaction in connection with which Cinergy Global Resources was formed, acts as a holding company for Cinergy's domestic nonutility businesses; and (5) Cinergy Global Resources, formed in May 1998 to hold all of Cinergy's international nonutility businesses. As used herein, "Cinergy system" refers to Cinergy and all of its direct and indirect subsidiaries.

     Cinergy was created in 1994 through the merger of CG&E and PSI's then-parent company, PSI Resources, Inc. ("PSI Resources") each of which prior to the merger was an exempt holding company. The Commission approved the Cinergy merger on October 21, 1994 (HCAR No. 26146) ("Merger Order"), reserving jurisdiction for three years over Cinergy's retention of CG&E's gas business and the nonutility interests of CG&E and PSI Resources. Cinergy registered under the Act on October 25, 1994. Cinergy has a pending application in File No. 70-8427 ("Merger Docket") seeking an order releasing the jurisdiction reserved in the Merger Order.

     Except for certain nonutility subsidiaries held by CG&E and PSI,/11/ all of Cinergy's nonutility subsidiaries are held by Cinergy Investments or Cinergy Global Resources.

     The following discussion excludes inactive subsidiaries in the process of dissolution./12/

          1.   Cinergy Investments and its subsidiaries

          Cinergy Investments has 16 direct and indirect subsidiaries:
Cinergy Cadence, Inc. and its subsidiary, Cadence Network LLC; Cinergy Capital & Trading, Inc. and its subsidiary, CinCap IV, LLC; Cinergy Communications, Inc.; Cinergy Engineering, Inc.; Cinergy-Ideon, Inc.; Cinergy Resources, Inc.; Cinergy Solutions, Inc. and its subsidiaries; Cinergy Supply Network, Inc.; Cinergy Technology, Inc.; and Enertech Associates, Inc.

                 a.   Cinergy-Cadence, Inc./ Cadence Network LLC

     Cinergy-Cadence, Inc. holds Cinergy's one-third equity interest in Cadence Network LLC, a Delaware limited liability company created in the third quarter of 1997 in a joint venture of Cinergy, New Century Energies, Inc. and Florida Progress Corporation. Cadence Network LLC markets energy management services and products designed to lower energy costs for retail commercial organizations that operate in multiple locations across the United States. Both Cinergy-Cadence, Inc. and Cadence Network LLC are rule 58 companies. For further information see Cinergy's quarterly reports on Form U-9C-3.

                 b.   Cinergy Capital & Trading, Inc. / CinCap IV, Inc.

     Cinergy Capital & Trading, Inc. and its wholly-owned subsidiary, CinCap IV, Inc., are energy commodity marketers. For further information on these rule 58 companies see Cinergy's quarterly reports on Form U-9C-3.

                 c.   Cinergy Communications, Inc.

     Cinergy Communications, Inc. is an ETC.

                 d.   Cinergy Engineering, Inc.

     Cinergy Engineering, Inc. markets engineering design and technical support services in connection with energy-related projects and proposals. For further information on this Rule 58 Company see Cinergy's quarterly reports on Form U-9C-3.

                 e.   Cinergy Resources, Inc.

     Cinergy Resources, Inc. is also an energy commodity marketer. For further information on this Rule 58 Company see Cinergy's quarterly reports on Form U-9C-3.

                 f.   Cinergy Solutions, Inc. and subsidiaries

     Cinergy Solutions, Inc. ("Cinergy Solutions") was formed pursuant to the Commission's order dated February 7, 1997 in File No. 70-8933 (HCAR No. 26662) ("Cinergy Solutions Order") to market an array of energy-related products and services and to develop, acquire, own and operate certain energy-related projects. Cinergy Solutions currently markets certain energy-related services directly, including a financing program for Cinergy's utility customers to assist them in purchasing energy-related products. For more information on the activities undertaken directly by Cinergy Solutions, see the quarterly reports filed in File No. 70-8933. Under the terminology set forth in Item 1.B, Cinergy Solutions is an "Authorized Company."

     Cinergy Solutions has four subsidiaries, three of whom are jointly owned with affiliates of Trigen Energy Corporation ("Trigen"), a thermal sciences company and owner and operator of district energy systems and cogeneration facilities throughout North America. The three subsidiaries jointly-owned with Trigen are Trigen-Cinergy Solutions LLC (formed to do preliminary work in connection with potential investments in cogeneration facilities and/or district energy facilities), Trigen-Cinergy Solutions of Cincinnati LLC (which owns and operates a chilled water system providing service in Cincinnati, Ohio, as successor by merger to Cinergy Cooling Corp.) and Trigen-Cinergy Solutions of Illinois L.L.C. (formed to supply cogeneration and other energy asset management services to an industrial facility in Illinois). For further information on these three Rule 58 companies, see Cinergy's quarterly reports on Form U-9C-3.

     Cinergy Solutions' remaining subsidiary, Cinergy Business
Solutions, Inc., was formed in April 1998 to market certain energy-related asset management services (not involving cogeneration) to commercial and industrial customers. Cinergy Business Solutions, Inc. is a Rule 58 Company.

                 g.   Cinergy Supply Network, Inc.

     Presently inactive, Cinergy Supply Network, Inc. was formed in January 1998 to broker transmission and distribution materials and provide related services to utilities, cooperatives and municipalities and to market locating services for underground utility facilities. Cinergy Supply Network, Inc. is a Rule 58 Company.

                 h.   Cinergy Technology, Inc.

     Cinergy Technology, Inc. ("Cinergy Technology") was formed in 1991 as a subsidiary of PSI Resources under the name PSI Environmental Corp., but was inactive until 1995, when its name was changed to Cinergy Technology and it began pursuing business opportunities in the United States relating primarily to the commercialization of electrotechnologies.

     Cinergy Technology is also a party to several contracts entered into prior to the Telecommunications Act of 1996 involving the provision of telecommunications services and products in the Cincinnati area;
negotiations are underway to have these contracts assigned to Cinergy Communications.

     Cinergy has applied to the Commission in the Merger Docket for an order authorizing Cinergy's retention of Cinergy Technology. When that approval issues, Cinergy Technology will be an Authorized Company.

                 i.   Enertech Associates, Inc.

     Enertech Associates, Inc. ("Enertech") was formed as a subsidiary of CG&E in 1992 to market utility management consulting services and to pursue investment opportunities in energy-related areas, including demand-side management services, consulting, energy and fuel brokering, engineering services, construction and/or operation of generation, cogeneration, independent power production facilities, and project development.

     In the fall of 1995, Enertech was named as a defendant in a lawsuit brought by three of its former employees. In the first quarter of 1998 the lawsuit was settled and dismissed by the court.

     Since commencement of the lawsuit, Enertech has been and continues to remain inactive. However, given the activities from which it would derive substantially all its revenues were it to resume its pre-litigation business operations, Enertech is a Rule 58 Company.

            2.   Cinergy Global Resources and its subsidiaries

     Cinergy Global Resources has 37 direct and indirect subsidiaries. The direct subsidiaries, all of whom are wholly-owned, are Cinergy Global Power, Inc., Cinergy UK, Inc., PSI Argentina, Inc. and PSI Energy
Argentina, Inc.

     Cinergy Global Resources was formed in May 1998 pursuant to the authority granted in the Project Parent Order and became the parent company of its subsidiary companies in the following restructuring transaction consummated on May 15, 1998./13/ Immediately prior to the restructuring transaction, Cinergy Global Power and its subsidiaries, Cinergy UK and its subsidiaries, and PSI Argentina and its subsidiary were all direct or indirect subsidiaries, as applicable, of Cinergy Investments. Also immediately prior to the restructuring transaction, PSI Energy Argentina (including its 1% interest in Edesur, S.A.) was a direct wholly-owned subsidiary of PSI. On May 15, 1998, Cinergy Investments and PSI declared special stock dividends to Cinergy of the entities described in the preceding sentences. Simultaneously therewith, Cinergy made a capital contribution of the stock in these international companies to the newly-formed Cinergy Global Resources.

     The business purpose of the restructuring was to establish a clear separation of Cinergy's domestic and international nonutility businesses to foster improved internal tracking and external marketing of these businesses. The reorganization also better aligns the legal entities with Cinergy's functional business units, among which is a separate international business unit./14/

                 a.   Cinergy Global Power, Inc. and subsidiaries

     Cinergy Global Power, Inc. ("CGP") was formed under Delaware law in 1997 to act as an "umbrella" EWG/FUCO Project Parent with respect to numerous existing, contemplated or potential investments in Exempt Projects.

     CGP holds all the outstanding share capital of Cinergy Global Power Services Limited, a UK company formed in 1997 (formerly MPI International Limited) ("CGPS"), that provides project development and administrative services with respect to Cinergy's existing and contemplated investments in Exempt Projects. CGPS is an EWG/FUCO Project Parent.

       CGP also holds all the outstanding share capital of Midlands Hydrocarbons (Bangladesh) Limited ("MHB"), a company formed under UK law that holds gas field exploration and development rights and is engaged in preliminary power project developmental work in Bangladesh. MHB has a pending application before the FERC (Docket No. EG98-82-000) requesting determination of EWG status.

       CGP likewise holds all the outstanding share capital of Cinergy Global Hydrocarbons Pakistan, a Cayman Islands company formed in 1997 (formerly Cinergy MPI I, Inc.), that is investigating a potential Exempt Project investment in Pakistan. Cinergy Global Hydrocarbons Pakistan is an EWG/FUCO Project Parent.

       CGP also holds all the outstanding share capital of Watercorner Investments B.V. ("Watercorner"), a Dutch company and an EWG/FUCO Project Parent. Watercorner in turn owns all the outstanding share capital of MPII (Zambia) B.V. ("MPII/ Zambia"), a Dutch company and an EWG/FUCO Project Parent, which in turn owns approximately 40% of Copperbelt Energy Corporation plc, a Zambian FUCO. Watercorner also owns all the outstanding share capital of Cedarwood B.V., a Dutch company and an EWG/FUCO Project Parent, which in turn owns 50% of the equity of both EOS PAX I S.L. and EOS PAX IIa S.L., each of which is a Spanish FUCO. Finally, Watercorner owns all the outstanding share capital of Midlands Power International B.V., a Dutch company and an EWG/FUCO Project Parent, which has five subsidiaries:
Sociedad Construcciones y Representaciones Industriales S.A., a Spanish FUCO ("Crisa") and four presently inactive EWG/FUCO Project Parents:
Vendresse Limited, an Isle of Man company, Midlands Power I B.V., Midlands Power Europe B.V. and Midlands Power Asia B.V., each a Dutch company. Midlands Power International B.V. owns 95% of the share capital of Crisa; its other four subsidiaries are wholly-owned.

       Finally, CGP also holds the outstanding share capital of MPI II, Inc. through MPI XV, Inc., 14 presently inactive EWG/FUCO Project Parents incorporated under Cayman Islands law in 1997 to participate in potential future acquisitions of Exempt Projects.

                 b.   Cinergy UK, Inc. and subsidiaries

       Cinergy UK, Inc. ("CUK") was formed in 1996 under Delaware law to acquire and hold Cinergy's 50% ownership interest in Midlands Electricity plc, a UK FUCO ("MEB"). CUK holds its interest in MEB through two intermediate subsidiaries organized under English law and jointly owned on a 50-50 basis with GPU, Inc.: Avon Energy Partners Holdings and Avon Energy Partners plc (collectively, "Avon companies"). CUK and the Avon companies are EWG/FUCO Project Parents.

                 c.   PSI Energy Argentina, Inc./ Edesur, S.A.

       PSI Energy Argentina, Inc. holds Cinergy Global Resources' indirect 1% ownership interest in Edesur, S.A., a FUCO that provides electric distribution service in Buenos Aires, Argentina. PSI Energy Argentina, Inc. is an 8% shareholder in Distrilec Inversora, S.A., which owns 51% of the stock of Edesur. The interests in Edesur and Distrilec were originally acquired by PSI Resources in 1992. See HCAR No. 25570, July 2, 1992.

                 d.   PSI Argentina, Inc. and Costanera Power Corp.

       PSI Argentina, Inc. and its wholly-owned subsidiary Costanera Power Corp. were formed in 1992 to acquire and hold PSI Resources' interest in Central Costanera, S.A., an Argentine electric generation company. See HCAR No. 25674, November 13, 1992. Both of these entities were certified as EWGs but later decertified following the sale to a non-affiliate of their interest in Central Costanera in the fall of 1995. These companies remain in existence to acquire and hold potential additional Exempt Project investments that Cinergy may make in Argentina or elsewhere in South America.

       D.   Proposed Transactions

       The following lists the specific transactions for which authorization is sought herein. In each case authorization is sought to engage in these transactions from time to time through the Authorization Period.

            1. Formation of Intermediate Parents/ Acquisition of Nonutility Companies/ Provision of Services by
                 Intermediate Parents

     As discussed earlier, the Project Parent Order grants Cinergy and Cinergy Investments authority through December 31, 1999 to, among other things, form and invest in EWG/FUCO Project Parents, i.e., special-purpose subsidiaries organized to engage exclusively in the business of acquiring and holding the securities of, and/or providing services to, EWGs and FUCOs. Applicants request that the Commission rescind the Project Parent Order upon entry of the Commission's order in this proceeding granting the transactions proposed herein.

     Specifically, to the extent not otherwise exempt under the Act, Applicants request authority, from time to time through the Authorization Period, (1) to organize, own and hold the securities of one or more Intermediate Parents and (2) for Intermediate Parents to acquire the securities of Nonutility Companies. Intermediate Parents will be formed for the exclusive purpose of acquiring, owning and holding, directly or indirectly (including through one or more additional Intermediate Parents), securities of or interests in, and/or providing services to, any combination of Nonutility Companies.

     Any such services would include project development and administrative services and other support services./15/ Without further Commission approval, Intermediate Parents will not provide services to (a) any other Intermediate Parent or Nonutility Company where the ultimate purchaser of the service is a domestic public utility subsidiary of Cinergy or (b) any associate companies other than Intermediate Parents and Nonutility Companies. Cinergy Services will continue to provide services to Intermediate Parents and Nonutility Companies pursuant to the Cinergy system nonutility service agreement./16/ Intermediate Parents will provide services to other Intermediate Parents or Nonutility Companies on an as-needed basis as authorized by appropriate personnel of the company requesting the services. To the extent not exempt under rule 90(d)(1) or otherwise under the Act, Applicants request an exemption pursuant to section 13(b) from the "at cost" requirements of rules 90 and 91 for the provision of services by Intermediate Parents to other Intermediate Parents or Nonutility Companies at fair market value, where the Intermediate Parent or Nonutility Company receiving such services is:

     1. a FUCO or an EWG (or an EWG/FUCO Project Parent) that derives no part of its income, directly or indirectly, from the United States;

     2. an EWG that sells electricity at market-based rates which have been approved by the FERC or the appropriate state public utility commission, provided that the purchaser is not an affiliated utility company, including PSI and CG&E and CG&E's utility subsidiaries;

     3. a "qualifying facility" ("QF") under the Public Utility Regulatory Policies Act of 1978 ("PURPA") that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, or to a utility company (other than an affiliated utility company, including PSI and CG&E and CG&E's utility subsidiaries) at the purchaser's "avoided cost" determined in accordance with regulations under PURPA; or

     4. an EWG or a QF that sells electricity at rates based upon its cost of service as approved by the FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an affiliated utility company, including PSI and CG&E and CG&E's utility subsidiaries.

     Intermediate Parents may be wholly- or partly-owned direct or indirect subsidiaries of Cinergy, Cinergy Investments or Cinergy Global Resources. Initial capitalization by Applicants of Intermediate Parents will involve (1) purchases of shares of capital stock, partnership interests, limited liability company member interests, trust certificates or other forms of equity interests; (2) capital contributions or open account advances without interest; and/or (3) debt financing.

     Cinergy will obtain funds for initial and subsequent investments in Intermediate Parents from available internal sources or from external sources involving sales of short-term notes and commercial paper or additional shares of Cinergy common stock pursuant to the Commission's order dated January 20, 1998 in File No. 70-9071 (HCAR No. 26819) ("January 1998 Order")./17/ Cinergy Investments and Cinergy Global Resources will obtain funds for initial and subsequent investments in Intermediate Parents from available cash, capital contributions or loans from Cinergy, or external borrowings or sales of capital stock.

     To the extent that Applicants provide funds to Intermediate Parents which in turn are applied to (1) investments in Exempt Projects or rule 58 companies, the amount of such funds will be included in Cinergy's "aggregate investment" therein, as calculated in accordance with rule 53 or rule 58, as applicable; or (2) investments in Authorized Companies, such investments will conform to applicable rules under the Act (including rules 52 and 45(b)(4)) and applicable terms and conditions of any relevant Commission orders./18/

     Finally, to the extent not exempt under rule 43(b) or otherwise under the Act, Applicants request authority on behalf of themselves and Intermediate Parents and Nonutility Companies to sell to and purchase from each other (but to or from no other associate companies) securities or other interests in the businesses of Intermediate Parents and Nonutility Companies.

          2.   Issuance by Cinergy of guarantees

     Under prior Commission orders, Cinergy is currently authorized to issue guarantees on behalf of certain system companies, subject to different ceilings on the total amount of guarantees that Cinergy can issue. As explained below, one ceiling applies to guarantees of Exempt Projects and EWG/FUCO Project Parents; another to guarantees of rule 58 subsidiaries and certain other Cinergy subsidiaries; and still another to guarantees of Cinergy Solutions and its subsidiaries. In addition, the guarantee authority in the prior orders expires at varying dates.

     Applicants propose to centralize and consolidate the existing guarantee authority and to substitute a single ceiling limiting the maximum amount of guarantees in place of the three different ceilings that now apply. The requested authorization would also expand the roster of Cinergy system companies on whose behalf Cinergy can issue guarantees, throughout the Authorization Period, to include (among other system companies) Intermediate Parents and Nonutility Companies.

               a.   Existing Cinergy guarantee authority

     Under the Project Parent Order as amended by the 100% Order,
Cinergy can issue guarantees on behalf of obligations of Exempt Projects and EWG/FUCO Project Parents from time to time through December 31, 1999, provided that Cinergy's "aggregate investment" as determined pursuant to rule 53 does not exceed 100% of Cinergy's consolidated retained earnings ("100% Limitation").

     Under the May 1997 Order, Cinergy is authorized to guarantee, through December 31, 2002, obligations of (a) certain existing Cinergy system companies (i.e., Cinergy Services, KO, Tri-State, Cinergy Resources, Cinergy Capital & Trading, Cinergy Technology and Enertech Associates) and
(b) rule 58 companies in which Cinergy or any of its subsidiaries thereafter acquires an interest. Initially, these guarantees were subject to a $1 billion cap (in addition to the aggregate investment provisions of rule 58, where applicable), which also covered short-term debt and commercial paper issued by Cinergy. Under the terms of the January 1998 Order, the cap was raised to $2 billion, covering these guarantees, Cinergy short-term debt and commercial paper as well as up to $400 million of Cinergy debentures if and when authorized by the Commission./19/

     Finally, the Cinergy Solutions Order authorized Cinergy to guarantee debt and other obligations of Cinergy Solutions and its subsidiaries from time to time through December 31, 2001 in a maximum principal amount at any time outstanding not to exceed $250 million.

               b.   Proposed Cinergy guarantee authority

     To the extent not otherwise exempt under the Act, Cinergy requests authority from time to time through the Authorization Period to guarantee the debt or other securities or obligations of (i) any and all existing and future Intermediate Parents (including Cinergy Investments and Cinergy Global Resources) and Nonutility Companies (excluding Nth Power Fund), and
(ii) Cinergy Services and the existing nonutility subsidiaries of CG&E and PSI - KO, Tri-State and South Construction. The terms and conditions of any guarantees would be established at arm's length based upon market conditions.

     Any guarantees issued by Cinergy over the Authorization Period would not exceed at any time outstanding $1,000,000,000 in aggregate principal amount ("$1 Billion Guarantee Cap"), provided further that (1) any guarantees of Exempt Projects would also be subject to the 100% Limitation, and (2) any guarantees of rule 58 companies would also be subject to the aggregate investment limitation of rule 58.

     In connection with the proposed guarantee authority, Applicants request that the Commission's order in this proceeding:

          1. supersede the Project Parent Order in its entirety;

          2.   supersede the May 1997 Order and the Cinergy
               Solutions Order in part, i.e., solely to the extent these orders authorize Cinergy to issue guarantees on behalf of the respective system companies specified therein; and

          3. amend the terms of the January 1998 Order solely to exclude the applicable Cinergy guarantees covered by that order (i.e., any guarantees issued on behalf of Cinergy Services, KO, Tri-State, Cinergy Resources,
               Cinergy Capital & Trading, Cinergy Technology, Enertech Associates together with future rule 58 companies) from the scope of the $2 Billion Debt Cap prescribed by that order. Henceforth, those guarantees would be covered by the $1 Billion Guarantee Cap, and the $2 Billion Debt Cap would be limited to Cinergy short-term notes, commercial paper and debentures.

          3.   Dividends out of capital or unearned surplus
               Cinergy has existing authority for certain of its nonutility subsidiaries to declare and pay dividends out of capital or unearned surplus through December 31, 2002.

     Cinergy proposes to expand the scope of the existing
Commission authorization to include Intermediate Parents and Nonutility Companies (as well as the nonutility subsidiaries of CG&E and PSI) and to extend the period covered to the end of the Authorization Period.

     The proposed new authority would replace the current authority commencing on the effective date of the Commission's order in this proceeding.

                 a.   Existing authority

     By order dated May 22, 1997 (HCAR No. 26719), the Commission authorized certain Cinergy nonutility subsidiaries - Cinergy Investments, the EWG/FUCO Project Parents established in 1996 to acquire and hold Cinergy's interest in MEB (CUK and the Avon companies) and all future EWG/FUCO Project Parents - to pay dividends out of capital or unearned surplus to their respective parent companies through December 31, 2002 to the extent permitted under applicable corporate law and contractual restrictions. Cinergy Investments was authorized to pay dividends out of capital only to the extent that the dividend is based on (a) a corresponding dividend paid to Cinergy Investments out of capital or unearned surplus by an applicable EWG/FUCO Project Parent that is a direct subsidiary of Cinergy Investments, or (b) Cinergy Investments' direct or indirect ownership of an Exempt Project.

                 b.   Proposed authority

     To the extent not otherwise exempt under the Act, Applicants request authorization for all of Cinergy's existing and future nonutility subsidiaries - namely, Cinergy Investments, Cinergy Global Resources, any and all existing and future Intermediate Parents and Nonutility Companies (other than Nth Power Fund), and the existing nonutility subsidiaries of CG&E and PSI (KO, Tri-State and South Construction) - to declare and pay dividends out of capital or unearned surplus to their respective parent companies from time to time through the Authorization Period, where permitted under applicable corporate law and agreements with lenders or other third parties, and where such dividend will not be detrimental to the financial integrity or working capital of any company in the Cinergy system.

Item 2.   Fees, Commissions and Expenses

     Applicants estimate that the fees, commissions and expenses that have been or will be incurred, directly or indirectly, by them or their associate companies in connection with the proposed transactions will not exceed approximately $17,000, including fees and expenses of Thelen, Reid & Priest of approximately $5,000.

Item 3.   Applicable Statutory Provisions

     Applicants believe that sections 6(a), 7, 9(a), 10, 12(b),
12(c), 13, 32, 33 and 34 of the Act and rules 43, 45, 46, 53, 54,
58, 83, 87 and 90 are or may be applicable to the proposed transactions.

     Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions of rule 53(a), (b) and (c) are satisfied.

     Cinergy currently does not meet the conditions of rule 53(a). At December 31, 1998, Cinergy's "aggregate investment," as defined in rule 53(a)(1), in EWGs and FUCOs (including related project parents) was approximately $619 million. This amount equals approximately 65% of Cinergy's "consolidated retained earnings," also as defined in rule 53(a)(1) (approximately $949 million), which exceeds the 50% "safe harbor" limitation contained in rule 53(a). By order dated March 23, 1998 (HCAR No. 26848) ("100% Order"), the Commission authorized Cinergy to increase its total investments in EWGs and FUCOs to 100% of consolidated retained earnings. Accordingly, although Cinergy's aggregate investment exceeds the 50% safe harbor, that circumstance is expressly permitted under the 100% Order.

     At September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt; at such date, Cinergy's pro forma consolidated capitalization, taking into account the entire amount of non-recourse debt allocable to Cinergy's ownership interest in EWGs and FUCOs (i.e., $949 million) was 38.2% equity and 61.8% debt. As shown in Exhibit I-2 filed herewith, Cinergy's consolidated capitalization at December 31, 1998 consisted of 42% equity and 58% debt; also as shown in Exhibit I-2, even if the entire amount of then-outstanding non-recourse debt of EWGs and FUCOs allocable to Cinergy's ownership interest therein were consolidated (i.e., $1.2 billion), equity would still comprise 35.5% of the overall capital structure./20/ The proposed transactions would have an immaterial impact on Cinergy's capitalization.

     With respect to earnings, the 100% Order stated that Cinergy did not report a full-year operating loss attributable to its investments in EWGs and FUCOs for any year 1992 through 1996. That order also stated that Midlands Electricity plc ("Midlands"), a FUCO in the United kingdom in which Cinergy has an ownership interest, recorded a one-time extraordinary charge in the third quarter of 1997 as a result of a windfall profits tax imposed by the authorities in the United Kingdom, of which $109 million was allocable to Cinergy. However, the 100% Order noted that Midland's credit ratings by Standard and Poor's remained unchanged following the charge. Since the date of the 100% Order, Cinergy's investments in EWGs and FUCOs have continued to make a positive contribution to Cinergy's earnings./21/

      With respect to the remaining conditions of rule 54, Cinergy has complied and will continue to comply with the record-keeping requirements of rule 53(a)(2), the limitation under rule 53(a)(3) on the use of operating company personnel in rendering services to EWGs and FUCOs, and the requirements of rule 53(a)(4) concerning submission of specified filings under the Act to retail rate regulatory agencies. In addition, none of the conditions in rule 53(b) has occurred.

Item 4.   Regulatory Approval

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.   Procedure

     Applicants request that the Commission issue and publish as soon as practicable the requisite notice under Rule 23 with respect to the filing of this application, and that the Commission issue an order granting the authority requested herein as soon as practicable after expiration of the public notice period.

     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

     Cinergy proposes to provide the Commission, on a quarterly basis within 60 days after the end of each calendar quarter (commencing with the first full quarter following the Commission's order herein), a report pursuant to Rule 24, which shall include the following (except to the extent any of the following duplicates information required to be furnished to the Commission by Cinergy pursuant to the terms of outstanding orders not affected by this proceeding or other quarterly reporting requirements whether or not pursuant to Commission orders - e.g., Form U-9C-3):

     1. A balance sheet and income statement for each Intermediate Parent for the three, six or nine month period then ended;

     2. Amounts invested by each Intermediate Parent and Nonutility Company in Intermediate Parents and Nonutility Companies during the quarter, broken down by category (i.e., Exempt Projects, ETCs, Rule 58 Companies and any other nonutility businesses that Cinergy is permitted or authorized under the Act to invest in from time to time);

      3. Information concerning the nature and extent of services provided by Intermediate Parents during the quarter, identifying the customer company, the service and the charge, and stating whether the charge was computed at cost, market or pursuant to another method, which shall be specified;

      4. Information concerning the formation and capitalization of any new Intermediate Parents and/or Nonutility Companies during the quarter;

      5. Information concerning any loans made by Cinergy, Intermediate Parents or Nonutility Companies to Intermediate Parents or Nonutility Companies during the quarter that are not exempt under Rule 52(b) and the issuance of any securities that are not exempt under Rule 52(b) by Intermediate Parents or Nonutility Companies during the quarter; and

      6. Information concerning the completion of any consolidation or reorganization of Cinergy's ownership interests in Intermediate Parents and/or Nonutility Companies, including the identity of the companies involved and their lines of business and corporate structures both before and after the consolidation or reorganization.

Item 6.   Exhibits and Financial Statements

          (a)  Exhibits:

          A       Constituent instruments of future
Intermediate Parents and Nonutility Companies (to be filed as exhibits to Cinergy's Annual Reports on Form U-5S)

          B       Not applicable

          C       Not applicable

          D       Not applicable

          E       Not applicable

          F-1     Preliminary opinion of counsel (filed
herewith)

          G-1     Revised form of Federal Register notice
(filed with Amendment No. 1)

          H       Cinergy system corporate chart as of June 1,
1998 (filed with original application-declaration)

          I-2     Pro Forma Capitalization at December 31, 1998 (filed
herewith)

          (b)  Financial Statements:

          FS-1   Cinergy Consolidated Financial Statements,
dated March 31, 1998 (filed with original application-declaration)


          FS-2   Cinergy Financial Statements, dated March 31,
1998 (filed with original application-declaration)

          FS-3   Cinergy Investments Consolidated Financial
Statements, dated March 31, 1998 (filed with original application-declaration pursuant to rule 104(b) under request for confidential treatment)

          FS-4   Cinergy Consolidated Financial Data Schedule
(filed with original application-declaration)

          FS-5   Cinergy Financial Data Schedule (filed with
original application-declaration)

Item 7.   Information as to Environmental Effects

          (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

          (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                             SIGNATURE

     Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:   February 26, 1999

                                   CINERGY CORP.

                                   By: /s/William L. Sheafer
                                       Vice President and Treasurer

                                   CINERGY INVESTMENTS, INC.
                                   By: /s/William L. Sheafer
                                       Vice President and Treasurer

                                   CINERGY GLOBAL RESOURCES, INC.

                                   By: /s/William L. Sheafer
                                       Vice President and Treasurer



                              ENDNOTES

/1/ The practical value of using intermediate subsidiaries to hold nonutility businesses was expressly taken into account by the Commission in adopting rule 58, which provides that an "energy-related company" is any company that, directly or indirectly through one or more affiliates, derives or will derive substantially all of their revenues from the enumerated qualifying activities. As the Commission noted:
       Use of an intermediate subsidiary could further insulate the holding company and its other subsidiaries, including utility subsidiaries, from any direct losses that could occur with respect to rule 58 investments. At the same time, this measure would offer greater flexibility in the structuring of these investments. Accordingly, the rule, as adopted, is modified to incorporate the concept of indirect investment in energy-related companies through project parents. (footnote omitted)
HCAR No. 26667, February 14, 1997 (text accompanying note 41).

/2/  See The Southern Company, et al., HCAR Nos. 26738, July 2,
1997, 26543, July 17, 1996, and 26468, February 2, 1996.

/3/ As of June 1, 1998 Cinergy had interests in six FUCOs - Edesur, S.A., an Argentine FUCO; Midlands Electricity plc, a UK FUCO; Copperbelt Energy Corporation plc, a Zambian FUCO; EOS PAX I S.L. and EOS PAX IIa S.L., each a Spanish FUCO; and Sociedad Construcciones y Representaciones Industriales S.A., a Spanish FUCO - and one EWG, Midlands Hydrocarbons (Bangladesh) Limited, as to which an application for determination of EWG status is pending (Docket No. EG98-82-000) before the Federal Energy Regulatory Commission ("FERC"). See the chart filed herewith as exhibit H diagramming the ownership structure for Cinergy and all of its direct and indirect subsidiaries as of June 1, 1998.

/4/ As of June 1, 1998 Cinergy was the ultimate parent company of the following EWG/FUCO Project Parents (see exhibit H):
Cinergy Global Resources, Cinergy Global Power, Inc., Cinergy Global Power Services Limited, Cinergy Global Hydrocarbons Pakistan, Cinergy MPI II through XV, Inc. (i.e., 14 separate companies), Watercorner Investments B.V., MPII (Zambia) B.V., Cedarwood B.V., Midlands Power International B.V., Vendresse Limited, Midlands Power I B.V., Midlands Power Europe B.V., Midlands Power Asia B.V., Cinergy UK, Inc., Avon Energy Partners Holdings, Avon Energy Partners plc, PSI Argentina, Inc., Costanera Power Corp. and PSI Energy Argentina, Inc.

/5/ As of June 1, 1998 Cinergy had one ETC subsidiary, Cinergy Communications, Inc. Cinergy had also formed a prospective ETC, Cinergy-Ideon, Inc., which will shortly file an application for determination of ETC status with the Federal Communications Commission.

/6/ As of June 1, 1998 Cinergy had interests in the following Rule 58 Companies: Cinergy-Cadence, Inc., and its subsidiary, Cadence Network LLC; Cinergy Capital & Trading, Inc. and its wholly-owned subsidiary, CinCap IV, LLC; Cinergy Engineering, Inc.; Cinergy Resources, Inc.; the subsidiary companies of Cinergy Solutions, Inc. (namely, Trigen-Cinergy Solutions LLC, Trigen-Cinergy Solutions of Cincinnati LLC, Trigen-Cinergy Solutions of Illinois L.L.C. and Cinergy Business Solutions, Inc.); Cinergy Supply Network, Inc. and Enertech Associates, Inc.

/7/ There are three existing Authorized Companies: Cinergy Investments (see HCAR No. 26146, October 21, 1994); Cinergy Solutions, Inc. (see HCAR No. 26662, February 7, 1997); and Nth Power Technologies Fund I, L.P. ("Nth Power Fund"), in which Cinergy holds a minority limited partnership interest (see HCAR No. 26562, August 28, 1996) ("Nth Power Fund Order"). Nth Power Fund is not an affiliate or subsidiary company of Cinergy; see HCAR No. 26562.
In 1996, pursuant to HCAR No. 26474 (February 20, 1996), Cinergy formed Cinergy Cooling Corp. as a wholly-owned subsidiary of Cinergy Investments to engage in the district energy business in downtown Cincinnati. In August 1997, in connection with a joint venture with Trigen Energy Corporation, Cinergy Cooling Corp. was merged out of existence, into a Rule 58 Company, Trigen-Cinergy Solutions of Cincinnati LLC, which is owned by affiliates of the joint venture parties.

/8/ Cinergy has a pending application in File No. 70-8427 requesting authorization to permanently retain various nonutility interests (together with Cinergy's gas utility properties) over which the Commission reserved jurisdiction for three years in the Commission's 1994 order authorizing the Cinergy merger (HCAR No. 26146, October 21, 1994).

/9/ Specifically, Applicants propose that, upon issuance of the order requested herein, the Project Parent Order and Commission order dated May 22, 1997 (HCAR No. 26719) (authorizing Cinergy Investments and certain other Cinergy nonutility subsidiaries to pay dividends out of capital surplus to their respective parent companies through December 31, 2002) be superseded in their entirety.
Applicants also request that Commission orders dated February 7, 1997 (HCAR No. 26662) (authorizing the formation of Cinergy Solutions, Inc. and related transactions) and May 30, 1997 (HCAR No. 26723) (authorizing Cinergy to issue guarantees on behalf of Cinergy Services, Inc., certain Cinergy nonutility subsidiaries, and future Rule 58 Companies in which Cinergy or its subsidiaries acquires an interest) ("May 1997 Order") be superseded in part by the requested order, i.e., to the extent that these prior orders relate to guarantees issued by Cinergy.
Finally, Applicants propose that the requested order amend the terms of Commission order dated January 20, 1998 (HCAR No. 26819) (authorizing Cinergy to issue short-term notes and commercial paper in an aggregate principal amount not to exceed $2 billion, when added to the principal amount of certain other outstanding securities, including guarantees issued pursuant to the May 1997 Order ("$2 Billion Debt Cap")), solely to the extent of excluding the principal amount of guarantees issued pursuant to the May 1997 Order from the coverage of the $2 Billion Debt Cap. Henceforth, those guarantees would be covered by the $1 billion cap applicable solely to guarantees as proposed below, and the $2 Billion Debt Cap would be limited to Cinergy short-term notes, commercial paper and debentures.

/10/  CG&E's utility subsidiaries are The Union Light, Heat and
Power Company ("ULH&P"), Lawrenceburg Gas Company
("Lawrenceburg"), The West Harrison Gas and Electric Company
("West Harrison") and Miami Power Corporation ("Miami Power").

/11/ Specifically, CG&E holds all the outstanding common stock of Tri-State and KO, and PSI holds all the outstanding common stock of South Construction. Tri-State and South Construction hold real estate in support of the utility businesses of CG&E and PSI, respectively. KO owns an interest in interstate gas pipeline facilities located in Kentucky and is regulated by the FERC under the Natural Gas Act. CG&E and PSI also own small limited partnership interests in a number of local funds or entities, none of which are affiliates of CG&E or PSI. For more detailed information regarding the nonutility holdings of CG&E and PSI, see Cinergy's post-effective amendments in the Merger Docket.

/12/  Inactive companies being dissolved are PSI Power Resource
Development, Inc., PSI Sunnyside, Inc., PSI T & D International,
Inc., PSI Yacyreta, Inc. and Cinergy International, Inc.

/13/ The restructuring transaction was consummated without additional Commission approval pursuant to (1) the authority granted in the Project Parent Order and Commission order dated May 22, 1997 (HCAR No. 26719) (authorizing Cinergy Investments and certain other Cinergy nonutility subsidiaries to declare and dividends out of capital surplus) and (2) rule 45 under the Act.

/14/ That allocation of domestic and international nonutility businesses between Cinergy Investments and Cinergy Global Resources may not necessarily continue in every respect. For example, it is possible that in the future one or more domestic EWGs in which the Cinergy system acquires an interest (currently Cinergy has no domestic EWGs) may be held by Cinergy Global Resources, directly or indirectly.

/15/ Project developmental services are anticipated to include such services as research and due diligence with respect to potential projects and transactions, preparation of bid documents, investment proposals, customer proposals and the like, preliminary engineering, construction, licensing and operational studies and analyses, acquisitions of options, and other legal, accounting, marketing, engineering, financial and similar services relating to acquisitions of project investments and consummating transactions with customers. Administrative and other support services include without limitation overall strategic planning, operations and maintenance, environmental, information systems, engineering and construction, risk management, marketing, finance, legal, accounting, employment and tax.

/16/ See Merger Order, supra (approving original nonutility service agreement); Cinergy Solutions Order, supra (approving amendment to nonutility service agreement).

/17/ The January 1998 Order authorizes Cinergy to issue and sell from time to time through December 31, 2002, subject to certain terms and conditions, (1) short-term notes and commercial paper - together with (a) any guarantees issued by Cinergy pursuant to authorization granted in File No. 70-9015 (HCAR No. 26723, May 30, 1997) ("May 1997 Order") and (b) any debentures issued by Cinergy (together with Cinergy short-term notes and commercial paper, "Cinergy Debt Securities") pursuant to authorization being sought in File No. 70-8993 (HCAR No. 26714, May 2, 1997 (notice))
- in an aggregate principal amount not to exceed $2 billion ("$2 Billion Debt Cap"); and (2) up to 30 million additional shares of Cinergy common stock, plus certain other shares of Cinergy common stock (totaling approximately 867,000) authorized, but not issued, under a prior Commission order.

/18/ See, e.g., Cinergy Solutions Order, supra (providing that Cinergy Solutions would be initially capitalized with nominal consideration and that thereafter, through December 31, 2001, Cinergy and Cinergy Investments "[did] not expect" to invest more than $100 million in Cinergy Solutions and its subsidiaries in transactions exempt from prior Commission approval under rules 52 and 45(b)(4)); Nth Power Fund Order, supra (permitting Cinergy to invest up to $10 million in Nth Power Fund through December 31,
2002).

/19/  By order dated August 21, 1998 (HCAR No. 26909), the
Commission authorized Cinergy to issue up to $400 million principal amount of debentures, subject to various terms and conditions.

/20/   As indicated in the text, the debt component of Cinergy's
consolidated capitalization has increased by a minor extent in the period September 30, 1997 to December 31, 1998 (55.9% to 58%). That relative increase reflects, first, redemptions of outstanding preferred stock issued by the utility subsidiaries and the consequent relative diminution in preferred stock as a component of consolidated capital structure (from 3% to 1.5%).
It also reflects more debt outstanding by Cinergy and its consolidated subsidiaries. In that regard the Commission authorized Cinergy to increase its outstanding debt from $1 billion to $2 billion by order dated January 20, 1998 (HCAR No. 26819). Of course, the debt/equity ratio at December 31, 1998 is well within Commission standards enunciated in prior cases.

/21/  See quarterly rule 24 certificates filed in File No. 70-9011.